WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone: 813-831-9348
Fax: 813-832-5284
e-mail: wmslaw@tampabay.rr.com

April 4, 2007

Mr. Scott Andregg
United States Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549-0408

Re:  MH&SC, Inc.
Registration Statement on Form SB-2
Amendment No. 1.
File No. 333-141019

Dear Mr. Andregg:

We have filed on the above Amendment No. 1, clean and marked.

We have also enclosed a cross-reference sheet with comment responses. The page numbers refer to pages in the EDGAR MARKED draft.

Thank you for your consideration.

Sincerely,

Michael T. Williams, Esq.

Comment Number	Page[s]	Explanation
1 .	7, 10, 11	The requested risk factors have been added as requested.

2.	10-11	Penny Stock Risk Factor disclosure expanded as requested.

3.	13	Right hand column revised to show amount offered by each shareholder.

4 .	13
We believe this disclosure had already been made, as follows:

These selling shareholders acquired their shares by purchase in a single private placement exempt from registration under section 4(2) of the Securities Act of 1933 in a transaction that closed on November 1, 2006.

This disclosure remains.
The purchase agreement has been filed as exhibit 4.3

5 .	13	Natural Persons identified

6 .		We confirm that we have so informed the selling shareholders and will so notify any prospective “distribution participant.”

7.	16-17	Business experience disclosure rewritten.

8.	18	Table updated to April 4, 2007

9.	23	Intellectual Property disclosure added

10.	25	Cross reference to website that was source of disclosure added

11 .	25	Results of operation discussion limited as requested

12.	26	Liquidity bullet points addressed - Only source is management’ oral commitment

13 .		Sublease filed as exhibit 10.1

14 .	27	Comparable terms disclosure added

15 .	27
Disclosure revised and clarified: . On October 24, 2006, prior to the merger with MH & SC, Inc., MTG and the LLC agreed to write off this debt, which was done. For financial reporting purposes, the debt was converted to members equity in the LLC (no stock issued). In essence it was written off, just to equity due to the fact it is a related party rather than reflecting it in the financial statements as forgiveness of debt.

16 .	27	Disclosure concerning Faust advances revised

17 .	28	Call option per share price and expiration disclosed

18 .	31	Executive compensation disclosure revised as requested

19 . - 26		See below

27 .	34	Estimates provided

Accounting Comment Responses

19) The Company has included a proforma statement of operations showing the effects of the acquisition of My Health and Safety Supply Company, LLC as if the acquisition had occurred on January 30, 2006. The proforma statement of operations includes the columnar format showing historical statements for MH & SC, Inc., My Health & Safety Supply Company, LLC, proforma adjustments and a proforma consolidated column. There were no adjustments to the proforma statements of operations except for the income tax adjustment which was calculated to be $0. The proforma statement of operations includes an earnings per basic and diluted share calculation.

20) The Company has includes interim nine month financials statements for the nine months ended September 30, 2006 and 2005 as required under Item 310 (b) of Regualtion S-B.

21) The Company received $.10 per share in their offering between June and September, which is the price the offering was issued at. When the transaction between MH & SC, Inc. and My Health & Safety Supply Company was being negotiated, the value of the shares was negotiated at $.03 between the parties. The fair value of the shares of stock at the acquisition date was decreased to $.03. The value of $.10 was the price a willing buyer paid for a share of stock. This was not necessarily indicative of fair value.

22) The Company has reclassified the related party changes as financing activities.

23) The Company has included the following in its financial statements in Note 7.

Net operating losses	$11,810
(2,165)
Valuation allowance	(9,645)

$-

At December 31, 2006, the Company had net operating loss carryforward in the approximate amount of $34,735, available to offset future taxable income through 2026. The Company established valuation allowances equal to the full amount of the deferred tax assets due to the uncertainty of the utilization of the operating losses in future periods.

A reconciliation of the Company’s effective tax rate as a percentage of income before taxes and federal statutory rate for the period ended December 31, 2006 is summarized below.

2006
Federal statutory rate	(34.0)%
State income taxes, net of federal benefits	0.0
Valuation allowance	34.0
0%

24) The Company has included in Note 8, the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill which is the fact that the Company acquired My health & Safety Supply Company, LLC for the future of the company and new operating and management philosophy implemented by Mr. Heitz, as well as the expansion of advertising campaigns due to additional capital that could be raised by the Company that could lead to greater sales; has included the fact that the results of operations from October 27, 2006 through December 31, 2006 are included in the income statement of the combined entity; has included a condensed balance sheet disclosing the amounts assigned to each major asset and liability caption at the acquisition date (also done in the statement of cash flows originally); and the fact that the goodwill is deductible for tax purposes over a period of 15 years.

25) The Company has revised the proforma operations to statement to reflect only the period January 30, 2006 through December 31, 2006, and has removed all references to 2005.

26) The Company has included in its subsequent event footnote the fact that the payment of the note payable was financed by a contribution of capital by an officer of the Company.